UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9804

PULTEGROUP, INC. 401(K) PLAN
(Full title of the plan)

PULTEGROUP, INC.
(Exact name of Issuer as specified in charter)

3350 Peachtree Road NE, Suite 150
Atlanta, Georgia 30326
(404) 978-6400
(Address, including zip code, and telephone number and
area code, of Issuer's principal executive offices)

REQUIRED INFORMATION

4.	Financial Statements and Supplemental Schedule for the Plan

The PulteGroup, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and supplemental schedule as of December 31, 2014, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

PulteGroup, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule

December 31, 2014 and 2013, and
Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of the PulteGroup, Inc. 401(K) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PulteGroup, Inc. 401(K) Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of PulteGroup, Inc. 401(K) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 12, 2015

PulteGroup, Inc. 401(k) Plan Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Investments:
Money market and mutual funds	$471,929,215	$452,151,009
Common collective trust	32,029,343	32,882,678
Unitized employer stock fund	42,142,578	44,219,972
Total investments	546,101,136	529,253,659

Receivables:
Notes receivable from participants	6,548,701	5,837,680

Net assets reflecting investments at fair value	552,649,837	535,091,339

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(460,982)	(462,870)

Net assets available for benefits	$552,188,855	$534,628,469

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2014

Additions
Contributions:
Employee	$24,317,517
Employee rollovers	5,201,782
Employer	12,016,682
41,535,981

Interest income on notes receivable from participants	256,716

Investment income (loss):
Interest and dividends	23,347,931
Net realized and unrealized appreciation (depreciation) in fair value of investments	8,385,866
31,733,797

Total additions	73,526,494

Deductions
Benefit payments	(55,934,714)
Administrative and other expenses	(31,394)
Total deductions	(55,966,108)

Net increase (decrease)	17,560,386

Net assets available for benefit:
Beginning of year	534,628,469
End of year	$552,188,855

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

General

The PulteGroup, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of PulteGroup, Inc. (the Company) and affiliated subsidiaries that have adopted the Plan. The Plan is administered by the Employee Benefits Administrative Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity) as trustee and recordkeeper. For more complete information, participants should refer to the summary plan description as well as the Plan document, which is available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate on the first day of the month coincident with or immediately following the date in which the employee completes 30 days of service with the Company.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are generally paid through payroll deductions.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions - Contributions to participants' accounts are effected through voluntary withholdings from their compensation (elective deferrals). Participants may elect to contribute a percentage of their compensation to the Plan of not less than 1% and not more than 50%. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code (Code) Section 401(k)(3). Rollover contributions transferred from other qualified retirement plans or from conduit individual retirement accounts (IRAs) are accepted as permitted by the Plan.

Employer Matching Contributions - At the Committee's discretion, the Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period. During 2014, the employer matching contribution was equal to 100% of participant contributions up to the first 3% of compensation contributed per payroll period plus 50% of participant contributions up to the next 2% of compensation.

Catch-up Contributions - Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under Code Section 414(v).

Special Contributions - At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the PulteGroup, Inc. Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan's portfolio. Highly compensated employees who are covered under a stock plan are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2014.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Allocations

Contributions to the Plan are allocated to participants' individual accounts as soon as administratively possible. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among the accounts of eligible participants.

PulteGroup, Inc. Company Stock Fund

The Plan invests in common stock of the Company through the PulteGroup, Inc. Company Stock Fund, a unitized employer stock fund. The PulteGroup, Inc. Company Stock Fund also holds cash or other short-term securities, although these are expected to be a small percentage of the fund.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59½, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant's eligible account balance. Such distributions are generally made in a lump sum.

Vesting

A participant's account balance is fully vested and nonforfeitable as of their first day of eligibility.

Forfeitures

The balance of forfeitures totaled $165,384 at December 31, 2014. The majority of such forfeitures originated from a prior plan merger. The Company expects to use available forfeitures to offset fees associated with administering the Plan. No forfeitures were utilized during 2014.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and some withdrawal fees, were paid directly by plan participants during 2014.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Investment Valuation

See Note 3.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are deducted when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.  Because participants make loan repayments via payroll deductions, such a distribution generally only occurs in the event the loan balance remains unpaid following a participant's termination from the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent events

We evaluated subsequent events up until the time the financial statements were filed with the Securities and Exchange Commission (SEC).

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07), which amends ASC 820, "Fair Value Measurement." ASU 2015-07 removes the requirement to categorize in the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016. Early adoption is permitted. We are currently evaluating the impact of ASU 2015-07 on the Plan’s financial statements.

3.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

The Plan's financial instruments measured at fair value on a recurring basis as of December 31, 2014 and 2013 are summarized below:

Financial Instrument	Fair Value Hierarchy	Fair Value
		2014	2013
Money market fund	Level 1	$15,236,443	$16,471,771
Common collective trust (stable value)	Level 2	32,029,343	32,882,678
Unitized employer stock fund:
PulteGroup, Inc. common stock	Level 1	40,394,437	42,403,497
Money market fund	Level 1	1,619,623	1,727,877
Mutual funds:
U.S. equities	Level 1	236,132,557	225,116,954
Lifecycle	Level 1	116,381,795	106,814,616
Balanced	Level 1	42,812,992	39,392,644
International equities	Level 1	35,790,243	39,344,170
Bond	Level 1	25,575,185	25,010,854

The Plan's investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

As described in ASC 946, “Financial Services - Investment Companies” (ASC 946), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, Fidelity Managed Income Portfolio II Class 1 Fund (FMIPII). As required by ASC 946, the statements of net assets available for benefits present the fair value of the FMIPII fund and the combined adjustment from fair value to contract value. The fair value of the Plan's interest in the FMIPII fund is equal to the sum of the fair value of each of the fund's investments, including synthetic wraps. The contract value of the FMIPII fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The fair value of the unitized employer stock fund reflects the combined fair value of the underlying stock and short-term cash position. The market value of the common stock and money market fund portions of the fund are based on quoted market prices on the last business day of the plan year. The unitized employer stock fund also includes immaterial amounts of receivables and liabilities not presented in the table above.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

4.	Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,
	2014	2013
Vanguard Institutional Index Fund Institutional Shares	$90,090,511	$81,787,309
Fidelity Low-Priced Stock Fund	48,119,359	49,756,589
T. Rowe Price Growth Stock Fund	43,107,019	40,799,156
Fidelity Balanced Fund	42,812,992	39,392,644
PulteGroup, Inc. Company Stock	40,394,437	42,403,497
Fidelity Managed Income Portfolio II Class 1 Fund (at contract value) (a)	31,568,361	32,419,808

(a)	The fair value of the Plan's investment in the Fidelity Managed Income Portfolio II Class 1 Fund at December 31, 2014 and 2013 was $32,029,343 and $32,882,678, respectively.

Net appreciation of the Plan's investments (including investments bought, sold, and held during the year) for the year ended December 31, 2014 was as follows:

2014
PulteGroup, Inc. Company Stock Fund	$2,343,387
Mutual funds	6,042,479
Net appreciation (depreciation)	$8,385,866

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 11, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examination years prior to 2011.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

6.	Related-Party Transactions

The Plan invests in mutual funds managed by Fidelity and allows for investments in shares of the Company's common stock. These transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

In its capacity as trustee and recordkeeper, Fidelity provides certain administrative services to the Plan pursuant to a Trust Agreement between the Company and Fidelity.  In the normal course of business, Fidelity receives revenue from certain mutual fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services provided to the Plan. If the revenue received by Fidelity from such mutual fund service providers were to exceed the amount owed under the Trust Agreement, Fidelity would remit the excess to the Plan’s trust and such amounts could be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2014 and 2013, there were no excess amounts. While either the Plan or the Company could make payments to Fidelity for administrative expenses not covered by such revenue, as a matter of practice such costs are paid for by the Company, except for certain transaction-related costs paid directly by the applicable participants, such as participant loan administration fees.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$552,188,855	$534,628,469
Adjustments from contract value to fair value for fully benefit- responsive investment contracts	460,982	462,870
Loans in default and deemed distributed	(55,938)	(34,716)
Net assets per the Form 5500	$552,593,899	$535,056,623

The following is a reconciliation of the total deductions per the financial statements to total expenses per the Form 5500:

Year Ended
December 31, 2014
Total deductions per the financial statements	$(55,966,108)
Adjustment for loans in default and deemed distributed	(21,222)
Total expenses per the Form 5500	$(55,987,330)

The following is a reconciliation of total additions per the financial statements to the Form 5500:

Year Ended
December 31, 2014
Total additions per the financial statements	$73,526,494
Adjustments from contract value to fair value for fully benefit- responsive investment contracts	(1,888)
Total income per the Form 5500	$73,524,606

Supplemental Schedule

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2014

	Identity of Issue,	Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/		Current
	or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

	The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund Institutional Shares	477,503	**	$90,090,511
		Vanguard Total International Stock Index Fund Institutional Shares	114,729	**	11,929,569
		Vanguard Prime Money Market Fund Institutional Shares	15,236,443	**	15,236,443

	Morgan Stanley	Morgan Stanley Institutional Small Company Growth Fund Class I	1,056,129	**	17,436,694

	American Funds	American Funds Washington Mutual Investors Fund Class A	441,522	**	18,080,329

	American Beacon	American Beacon Small Cap Value Fund Institutional Class	641,124	**	16,072,987

	T. Rowe Price	T. Rowe Price Growth Stock Fund	829,779	**	43,107,019

*	Fidelity Investments	Fidelity Balanced Fund	1,880,236	**	42,812,992
		Fidelity Low-Priced Stock Fund	957,599	**	48,119,359
		Fidelity Diversified International Fund	692,618	**	23,860,674
		Fidelity Freedom Index Income W Fund	240,095	**	2,734,679
		Fidelity Freedom Index 2005 Fund - Class W	50,960	**	637,505
		Fidelity Freedom Index 2010 Fund - Class W	244,183	**	3,208,559
		Fidelity Freedom Index 2015 Fund - Class W	545,547	**	7,293,958
		Fidelity Freedom Index 2020 Fund - Class W	1,219,903	**	16,871,258
		Fidelity Freedom Index 2025 Fund - Class W	1,356,948	**	19,662,180
		Fidelity Freedom Index 2030 Fund - Class W	1,451,726	**	21,514,587
		Fidelity Freedom Index 2035 Fund - Class W	895,978	**	13,726,378
		Fidelity Freedom Index 2040 Fund - Class W	1,185,987	**	18,276,063
		Fidelity Freedom Index 2045 Fund - Class W	476,865	**	7,410,490
		Fidelity Freedom Index 2050 Fund - Class W	259,104	**	4,054,971
		Fidelity Freedom Index 2055 Fund - Class W	79,740	**	991,167
		Fidelity Managed Income Portfolio II Class 1 Fund	31,568,361	**	32,029,343
		Spartan U.S. Bond Index Fund - Institutional Class	2,178,466	**	25,575,185
		Spartan External Market Index Advantage	58,457	**	3,225,658
		Fidelity Institutional Money Market Fund Class I	1,619,623	**	1,619,623

*	Company Stock	PulteGroup, Inc. Common Stock	1,882,313	**	40,394,437

*	Participant Loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.25% to 10.00%			6,548,701

	Total assets				$552,521,319

	There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.
**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTEGROUP, INC. 401(K) PLAN
By:	PulteGroup, Inc.
Plan Administrator

By:	/s/ James R. Ellinghausen

James R. Ellinghausen
Executive Vice President, Human Resources

	Date:	June 12, 2015